Exhibit 99.2

Marcelo del Giudice, FAusIMM
Principal Metallurgist
RPMGlobal

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the “Company”)

I, Marcelo del Giudice (FAusIMM 322821), Principal Metallurgist with RPMGlobal Canada Limited, engaged by New Pacific Metals Corp , consent to the extracts from the technical report Carangas Deposit - Preliminary Economic Assessment of October 1st, 2024 (the “Technical Report”) being used in the news release of the Company dated October 1st, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 1st, 2024.

/s/ Marcelo del Giudice

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Marcelo del Giudice, FAusIMM